UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On May 28, 2026, NewGenIvf Group Limited (the “Company”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) and an Exclusive Agency Agreement (the “Exclusive Agency Agreement”) with PredicXion Group Limited (a.k.a. K25.ai) (“K25.ai”), in connection with K25.ai’s APAC-focused AI-powered live-streaming and watch-to-predict platform. A copy of the press release issued by the Company on May 28, 2026 announcing these agreements is furnished as Exhibit 99.1. Copies of the Share Purchase Agreement and the Exclusive Agency Agreement are filed as Exhibits 10.1 and 10.2, respectively, and the descriptions below are qualified in their entirety by reference to the full text of those exhibits.

Share Purchase Agreement

Under the Share Purchase Agreement, at the closing thereunder, the Company will acquire an initial 2% equity interest in K25.ai for aggregate consideration of US$2,000,000, consisting of (i) US$1,000,000 payable in cash or in digital assets and (ii) 666,667 newly issued Class A ordinary shares of the Company. A US$200,000 deposit previously paid by the Company under a Heads of Agreement, dated May 15, 2026, between the Company and K25.ai will be applied toward the cash portion of the closing consideration.

The Share Purchase Agreement also grants the Company an option (the “Option”) to acquire up to an additional 8% equity interest in K25.ai. The Option is exercisable, in whole or in part, at any time during the three-month period following the date of the Share Purchase Agreement, at an exercise price of US$1,000,000 per 1% of equity acquired, payable 50% in cash and 50% in newly issued Class A ordinary shares of the Company. If the Option is exercised in full, the Company’s aggregate equity interest in K25.ai would be up to 10%. The closing of the transactions contemplated by the Share Purchase Agreement is subject to the satisfaction of customary closing conditions.

Exclusive Agency Agreement

Pursuant to the Exclusive Agency Agreement, K25.ai has appointed the Company as K25.ai’s exclusive agent for the promotion, marketing and facilitation of the K25.ai platform in Thailand, Singapore, Japan and such other APAC markets as may be mutually agreed by the parties from time to time, excluding Mainland China, Hong Kong, Macau and any other restricted jurisdictions.

In consideration for its services under the Exclusive Agency Agreement, the Company is entitled to tiered commissions on the annual gross profit generated by K25.ai from customers introduced or directly serviced by the Company, calculated as (i) 10% on the first US$1,000,000 of annual gross profit, (ii) 7.5% on annual gross profit between US$1,000,000 and US$3,000,000 and (iii) 5% on annual gross profit in excess of US$3,000,000. The aggregate commission payable to the Company under the Exclusive Agency Agreement is capped at US$5,000,000 per calendar year.

The Exclusive Agency Agreement has an initial term of three years from its effective date and will renew automatically for successive one-year periods thereafter. The Company’s exclusivity in each agreed territory is subject to the Company satisfying a minimum annual gross profit performance threshold of US$500,000 per calendar year in respect of customers introduced or directly serviced by the Company in that territory; failure to satisfy that threshold in any territory entitles K25.ai to terminate the Company’s exclusivity in that territory in accordance with the terms of the Exclusive Agency Agreement.

Exemption from Registration

The Class A ordinary shares of the Company to be issued as part of the consideration under the Share Purchase Agreement, and any Class A ordinary shares of the Company to be issued upon any exercise of the Option, will be issued in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) of the Securities Act and/or Regulation S promulgated thereunder, as a transaction by an issuer not involving any public offering. The Class A ordinary shares so issued will be “restricted securities” within the meaning of Rule 144 under the Securities Act.

EXHIBIT INDEX

Exhibit	Description
10.1	Share Purchase Agreement between NewGenIvf Group Limited and PredicXion Group Limited dated May 28, 2026
10.2	Exclusive Agency Agreement between NewGenIvf Group Limited and PredicXion Group Limited dated May 28, 2026
99.1	Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2026

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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